SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	December	2008
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

Document Index

Documents

1.	Material Change Report, dated December 19, 2008.

2.	News Release, dated December 19, 2008.

 Document 1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
ACE Aviation Holdings Inc. ("ACE") 5100 de Maisonneuve Boulevard West Montreal, Québec H4A 3T2

Item 2	Date of Material Change
December 10, 2008

Item 3	News Release
See attached copy of the press release disseminated through Canada News Wire on December 10, 2008.

Item 4	Summary of Material Change
On December 10, 2008, ACE announced that:
—
it has authorized a substantial issuer bid to purchase for cancellation all of its outstanding 4.25% Convertible Senior Notes due 2035 (the "Notes") at a purchase price of Cdn$900 in cash for each Cdn$1,000 principal amount of Notes, which will expire at 5:00 p.m. (Montreal time) on January 19, 2009, unless withdrawn or extended by ACE;

—
it has authorized a substantial issuer bid to purchase for cancellation all of its outstanding Preferred Shares at a purchase price of Cdn$20.00 in cash per Preferred Share, which will expire at 5:00 p.m. (Montreal time) on January 19, 2009, unless withdrawn or extended by ACE; and

—
it intends to seek court and shareholder approvals for a plan of arrangement pursuant to which a court appointed liquidator will proceed with the distribution of ACE’s net assets, in an orderly fashion, after providing for outstanding liabilities and costs of the transaction.

Item 5	Full Description of Material Change

Offer to Purchase 4.25% Convertible Senior Notes

ACE announced on December 10, 2008 that its Board of Directors has authorized a substantial issuer bid (the "Note Offer") to purchase for cancellation all of its outstanding Notes at a purchase price of Cdn$900 in cash for each Cdn$1,000 principal amount of Notes.  No accrued interest will be paid by ACE in respect of Notes tendered under the Note Offer.  The Note Offer will expire at 5:00 p.m. (Montreal time) on January 19, 2009, unless withdrawn or extended by ACE.  The Notes trade on the Toronto Stock Exchange under the symbol ACE.NT.A.  On December 10, 2008, there were outstanding Notes in the aggregate principal amount of Cdn$322,746,000.

The Note Offer is not conditional upon any minimum number of Notes being deposited, however, the Note Offer is subject to certain other conditions, including regulatory approval.  Full particulars of the terms and conditions of the Note Offer are contained in the Offer to Purchase and Issuer Bid Circular and related documents which were filed with applicable securities regulatory authorities in Canada and the United States and mailed to the registered holders of Notes on December 12, 2008.

The Note Offer includes the independent formal valuation of Ernst & Young LLP, which based on the scope of their review and subject to the assumptions, restrictions and limitations provided therein, concludes that the fair market value of the Notes, per Cdn$1,000 principal amount, at December 9, 2008 ranges from approximately Cdn$825 to Cdn$875, or a mid-point of Cdn$850.

Offer to Purchase Preferred Shares

ACE also announced on December 10, 2008 that its Board of Directors has authorized a substantial issuer bid (the "Preferred Share Offer") to indirectly purchase for cancellation all of its outstanding Preferred Shares at a purchase price of Cdn$20.00 in cash per Preferred Share.

ACE has obtained an advance income tax ruling from the Canada Revenue Agency dated December 8, 2008 which provides that the purchase structure to be used under the Preferred Share Offer does not result in "taxable preferred shares" or "short-term preferred shares" being purchased, which could have resulted in Part VI.1 tax being payable by ACE upon the purchase or redemption of its Preferred Shares at a tax rate of 50% of the purchase or redemption price.  The tax ruling is binding in respect of transactions completed by May 31, 2009.

The Preferred Share Offer will expire at 5:00 p.m. (Montreal time) on January 19, 2009, unless withdrawn or extended by ACE.  On December 10,

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2008, there were 12,500,000 Preferred Shares issued and outstanding.  The Preferred Shares are not listed for trading on the Toronto Stock Exchange or any other exchange.

The Preferred Share Offer is not conditional upon any minimum number of Preferred Shares being deposited, however, the Preferred Share Offer is subject to certain other conditions, including regulatory approval.  Full particulars of the terms and conditions of the Preferred Share Offer are contained in the Offer to Purchase and Issuer Bid Circular and related documents which were filed with applicable securities regulatory authorities in Canada and mailed to registered holders of Preferred Shares on December 12, 2008.

The Preferred Share Offer includes the independent formal valuation of Ernst & Young LLP, which based on the scope of their review and subject to the assumptions, restrictions and limitations provided therein, concludes that the fair market value of the Preferred Shares at December 9, 2008 ranges from approximately Cdn$19.75 to Cdn$20.75, or a mid-point of Cdn$20.25.

Intention to Seek Court and Shareholder Approvals to Liquidate and Distribute Assets to Shareholders

ACE also announced on December 10, 2008 that it intends to seek court and shareholder approvals for a plan of arrangement pursuant to which a court appointed liquidator will proceed with the distribution of ACE's net assets, in an orderly fashion, after providing for outstanding liabilities and costs of the transaction.

The transaction, if approved, will proceed by way of a court approved plan of arrangement pursuant to the Canada Business Corporations Act.  The plan of arrangement will be subject to customary conditions for approval of a plan of arrangement, including regulatory approvals and the favorable vote of ACE's shareholders (on a basis to be determined by the court) represented at a special meeting of ACE's shareholders called to consider the transaction.  In accordance with applicable corporate and securities regulatory requirements, the terms and conditions of the plan of arrangement will be disclosed in an information circular to be mailed to shareholders of ACE.

Upon the approval of the plan of arrangement by the shareholders of ACE and the court, the liquidator would be appointed and would review and make an assessment of the assets and outstanding liabilities of ACE, including contingent and tax liabilities, if any.  The liquidator would also consider and assess all other factors relevant to the liquidation process.  Based on such assessment, the liquidator would, in its discretion, determine the amount, timing and order of payments or distributions to be made under the liquidation process.  The liquidator would pay or otherwise provide for ACE’s creditors, including holders of Notes, and any

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contingent or tax liabilities, and then, to the extent of remaining net assets, the liquidator would, at its discretion, distribute any such remaining net assets to shareholders in accordance with the liquidation priorities set forth in the terms of the shares.

Subject to court and regulatory approvals, ACE will hold the special meeting of shareholders on February 27, 2009 in Montréal, the record date for purposes of determining the shareholders entitled to receive notice of the meeting and to vote at the meeting will be January 26, 2009 and the information circular is expected to be mailed to shareholders of ACE at the end of January 2009. Subject to the approval of the plan of arrangement by the shareholders of ACE and the court, and the obtention of any required tax clearance certificates and any other regulatory approvals, payments and distributions under the liquidation process would occur at the discretion of the liquidator and no assurances can be given as to the amount, timing and order of payments and distributions under the liquidation process.

As at December 10, 2008, ACE's principal assets consisted of its cash and cash equivalents in the aggregate amount of approximately Cdn$811 million, its 75% interest in Air Canada and its 27.8% interest in Aero Technical Support & Services Holdings sarl. As at December 10, 2008, ACE's principal obligations consisted of its outstanding Notes with an aggregate principal amount of Cdn$322.7 million and estimated wind-up and other obligations of approximately Cdn$26 million. In addition, as at December 10, 2008, the aggregate Fully Accreted Value of the Preferred Shares was Cdn$307.6 million.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102
Not Applicable

Item 7	Omitted Information
Not Applicable

Item 8	Executive Officer
Sydney John Isaacs Senior Vice President, Corporate Development and Chief Legal Officer (514) 205-7852

Item 9	Date of Report
December 19, 2008

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Document 2

ACE AVIATION ANNOUNCES DATE OF SHAREHOLDER MEETING

MONTRÉAL, December 19, 2008 – ACE Aviation Holdings Inc. (ACE) announced today that, subject to court and regulatory approvals, it will hold a special meeting of shareholders on February 27, 2009 in Montréal. At the meeting, shareholders will be asked to approve a plan of arrangement pursuant to which a court appointed liquidator would proceed with the distribution of ACE’s net assets, in an orderly fashion, after providing for outstanding liabilities and costs of the transaction.  Subject to court and regulatory approvals, the record date for purposes of determining the shareholders entitled to receive notice of the meeting and to vote at the meeting will be January 26, 2009 and the information circular is expected to be mailed to shareholders of ACE at the end of January 2009.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar terms and phrases, including references to assumptions.  Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.  Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties.  Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business.  Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements.  Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist acts, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties, volatility in the market price of the securities of ACE, the conditions of the plan of arrangement, including the requirement for shareholder, court and regulatory approvals of the plan of arrangement, including the obtention of any required tax certificates, the discretion of the liquidator with respect to the liquidation process, including the liquidator's discretion with respect to the amount, timing and order of payments and distributions under the liquidation process, as well as the factors identified throughout ACE’s filings with securities regulators in Canada and the United States  and, in particular, those identified in the Risk Factors section of ACE’s 2007 MD&A dated February 7, 2008 and in Section 11 of ACE’s Third Quarter 2008 MD&A dated November 11, 2008.  The forward-looking statements contained herein represent ACE’s expectations as of the date they are made and are subject to change after such date.  However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Contacts:	Des Beaumont (Montréal)	(514) 205-7639

Internet:	www.aceaviation.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE Aviation Holdings Inc.
(Registrant)
Date:	December 19, 2008	By:	/s/ Brian Dunne
			Name:	Brian Dunne
			Title:	Executive Vice-President and
Chief Financial Officer